Exhibit 99.1

SciSparc Announces IRB Approval to Conduct its Phase IIb Trial in Tourette Syndrome

Company reaches another clinical trial milestone for treatment of Tourette’s with its novel SCI-110 therapy in the United States

TEL AVIV, Israel, June 21, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced it has received Institutional Review Board (IRB) approval for its Phase IIb clinical trial for SCI-110 in subjects suffering from Tourette Syndrome (“TS”).

The objective of this Phase IIb randomized, multi-national, multi-center, double-blind, placebo controlled cross-over trial is to evaluate the efficacy, safety and tolerability of SciSparc’s proprietary drug candidate SCI-110 in adults with TS (between 18 and 65 years of age).

The primary efficacy objective of the trial will be to assess tic severity change using the Yale Global Tic Severity Scale (YGTSS-R-TTS), the most commonly used measure in clinical trials, as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the trial will be to assess absolute and relative frequencies of serious adverse events for the entire population and separately for the SCI-110 and placebo groups.

The trial will be led by Dr. Michael H. Bloch, M.D., M.S., an associate professor in the Child Study Center at Yale University School of Medicine and a leading researcher in the field of TS. Yale is the third medical center to join SciSparc’s multi-national, multi-center trial. Previously, SciSparc announced the Hannover Medical School in Hannover, Germany, and the Tel Aviv Sourasky Medical Center in Tel Aviv, Israel as medical center trial sites of excellence.

“We are excited to receive IRB approval for the trial from Yale University School of Medicine, which marks the achievement of another milestone towards the initiation of our Phase IIb clinical trial with TS subjects,” stated SciSparc’s Chief Executive Officer, Oz Adler. “Previously, a Phase IIa trial, conducted at this prestigious site by Dr. Bloch, showed that SCI-110 was safe and effective where acute TS, medication-refractory subjects treated with SCI-110 had a significant reduction of tic symptoms of 21% across the entire sample. Improvement over time with treatment was also observed. We are looking forward to initiating this important trial after receipt of all necessary regulatory approvals.”

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential efficacy and safety of SCI-110 and receipt of necessary regulatory approvals. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055